June 17, 2011

VIA EDGAR

Mr. James E. O’Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Registration Statement on Form N-14 of Robeco-Sage Multi-Strategy Fund, L.L.C. (the “Fund”) (File No. 333-174009)

Dear Mr. O’Connor and Ms. DiAngelo:

Set forth below are the Fund's responses to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in telephone conversations on June 1, 2011 and June 2, 2011 in connection with the Fund's registration statement on Form N-14 (the "Registration Statement") relating to the reorganization of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. ("TEI") into the Fund (the "Reorganization").  The Staff's comments appear in italicized text below.  The Fund's response follows the Staff's comments. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

1.	Please explain why the combined assets of the TEI Feeder Funds account for approximately $3 million more than the assets of TEI MF?

The net assets of Triton as of March 31, 2011 included in the Registration Statement were misstated.  The corrected amount has been incorporated into the Registration Statement at page 28, and there is no longer a discrepancy between the combined TEI Feeder Fund assets and the TEI MF assets.

2.	Please revise the disclosure on page 29 to clarify that unless all three TEI Feeder Funds approve the Reorganization, the Reorganization will not be consummated.

The requested language has been added to page 29 of the Registration Statement.

3.	Please disclose the percentage of the TEI MF assets that will be transferred from offshore Portfolio Funds to domestic Portfolio Funds in connection with the Reorganization. Please also

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clarify that these transfers are taxable transactions and provide disclosure regarding the tax consequences of the transfers.  Additionally, please explain what is meant by the term "corresponding domestic Portfolio Fund."

Disclosure has been added on page 31 of the Registration Statement explaining that slightly more than 40% of the TEI MF portfolio is expected to be transferred from offshore Portfolio Funds to domestic Portfolio Funds.  Additionally, language has been added on page 31 to clarify that the offshore and domestic Portfolio Funds managed by the same Portfolio Managers have investment programs that are run in a substantially identical manner to each other.  Please also see the new section "What are the tax consequences of TEI MF transferring a Portfolio Fund prior to the Reorganization?" (page 46) for a discussion of the tax consequences of such transfers.

4.	Please disclose the tax consequences of the Reorganization on Members of the TEI Funds.

Please see the new section "What are the tax consequences of the Reorganization?" on page 46.

5.	Please disclose the change in tax treatment of non-U.S. investors in connection with the Reorganization.

Please see the new section "What are the tax consequences of Non-U.S. investors in the TEI Feeder Funds becoming investors in MS or in a Fund that becomes a feeder fund into MSMF?" on page 46.

6.	Please confirm that all of the Portfolio Funds in which MSMF is invested are or would be investment companies, except for the exceptions of Sections 3(c)(1) and 3(c)(7).

As discussed on our telephone call on June 1, 2011, to the Fund's knowledge, all of the Portfolio Funds held by MSMF are 3(c)(1) or 3(c)(7) funds.

7.	Please describe the terms of the MS expense limitation agreement in footnote (5) on page 35.

Disclosure has been added to this footnote clarifying that the terms of the MS expense limitation agreement are identical to the terms of the TEI Expense Limitation Agreement, including that the expense limitations are the same.

8.
Please revise the disclosure in footnote (5) on page 35 regarding the termination of the TEI Expense Limitation Agreement to reflect that the agreement will remain in effect for at least one year from the date of the Proxy Statement/Prospectus and will automatically terminate upon the closing of the Reorganization.  Please also make corresponding changes to footnote (5) in the fee tables for Triton and TEI Institutional, as applicable.

The requested changes have been made.

9.	Please clarify the difference in the treatment of each of the TEI Feeder Funds in connection with the Reorganization.

A new section regarding the impact of the consummation of the Reorganization on each TEI Feeder Fund has been added on page 33.  Additionally, information regarding the Triton and TEI Inst. Expense Limitation Agreements has been added to footnote (5) on pages 36 and 38.  Additionally, the following statement has been added to footnote (3) of each pro forma fee table: "With respect to the

June 17, 2011

pro forma figures, "Total Annual Expenses" are expected to decrease in connection with the consummation of the Reorganization by virtue of certain expenses of MSMF being spread over a larger asset base after the Reorganization."

10.	Please summarize the terms of the Fund's repurchase offers.

A reference to the section in the Fund's prospectus summarizing the terms of the Fund's repurchase offers has been included on page 40.

11.
Please confirm that the repurchase offers conducted by the Fund are conducted in accordance with the requirements of Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934 and of Section 23 of the 1940 Act.

The Fund confirms that the repurchase offers it conducts are conducted in accordance with the requirements of Rule 13e-4 under the Securities Exchange Act of 1934 and of Section 23 of the 1940 Act.  Additionally, the Fund notes that the Board of Managers of the Fund (the "Board"), at a meeting held on June 6, 2011, determined to eliminate the 2% repurchase fee effective immediately on all future repurchases.

12.	Please state whether the size of the TEI Funds' upcoming tender offer as of September 30, 2011 will permit dissenting shareholders to have their entire interest repurchased in full.

It is expected that each TEI Feeder Fund's upcoming tender offer as of September 30, 2011 will be for approximately 50% of the Fund's net assets, which is expected to accommodate the full repurchase of interest from any dissenting shareholders.  The Board has the right to increase the tender amount should the offer be oversubscribed.

13.	Please state the estimated costs of the Reorganization to be borne by each of the TEI Feeder Funds.

Robeco has agreed to bear all of the costs of the Reorganization for all Funds. The disclosure on page 48 regarding who will pay the expenses of the Reorganization has been revised accordingly.

14.
Please explain how the TEI expense limitation recapture provision being eliminated as a result of the Reorganization (while the recapture provision will remain for Triton and TEI Inst.) is consistent with the Board's fiduciary duty.

Please see the response to Item 13 above.

15.	Please revise the disclosure on page 29 to clarify that only investors in TEI will receive a distribution of Acquiring Fund interests.

The requested revision has been made.

16.	Please state the Board's conclusions with respect to each question or factor it considered in approving the Reorganization.

The requested disclosure has been added.

June 17, 2011

17.
Please add the following statement to the end of the eighth factor considered by the Board: "subject to recapture for three years from the end of the fiscal year of the Reorganization in the case of Triton and TEI Inst."

The referenced factor has now been eliminated.

18.	Please provide additional disclosure on the costs of the Reorganization, as well as the impact to all of the Funds, notwithstanding any expense limitation fee caps that are in place.

Please see the response to Item 13 above.

19.	Please update the fee tables to reflect final March 31, 2011 financial information.

The requested changes have been made.

20.	Please recalculate the expense examples to reflect that only in year one can the net expenses be used.

The requested changes have been made.

21.	Please revise the net assets of TEI on page 34 from $13.6m to $15.3m.

The requested change has been made.

22.	Please correct the capitalizations of MSMF and the MSMF pro forma to $115,500,576 and $249,118,098, respectively.

The requested changes have been made.

23.	Please add the net asset value per share to the pro forma combined statement of assets and liabilities for MS.

The requested addition has been made.

24.	Please file, as separate correspondence, the accounting survivor analysis for the Reorganization of the Fund.

The requested correspondence has been filed separately on Edgar.

In addition to the foregoing, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

June 17, 2011

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 756-2131.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen

George M. Silfen